VIA EDGAR

May 12, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:	SES S.A.

Registration Statement on Form F-4

Filed May 8, 2025

File No. 333-286828

Ladies and Gentlemen:

SES S.A., a société anonyme organized under the laws of the Grand Duchy of Luxembourg (the “Company”), respectfully requests pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-286828) (the “Registration Statement”) be accelerated and that it be declared effective on May 14, 2025 at 9:30 a.m. Eastern time, or as soon as practicable thereafter.

Please contact Eric Scarazzo, of Gibson, Dunn & Crutcher LLP by telephone at (212) 351-2389 or via email at EScarazzo@gibsondunn.com.as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

SES S.A.

By:	/s/ Sandeep Jalan
Sandeep Jalan
Chief Financial Officer

SES société anonyme	Tel. +352 710 725 287	Company Register No. B 81 267
Château de Betzdorf	Fax +352 710 725 280	Identification No. LU18953352
L-6815 Betzdorf	c/o mathis.prost@ses.com
Luxembourg	www.ses.com

1